

February 25, 2015

Via E-mail
Wei Mei Tu
Chief Executive Officer
Zhen Ding Resources Inc.
Suite 205, 353 St. Nicolas
Montreal, Quebec
Canada H2Y 2P1

     Re: **Zhen Ding Resources Inc.**
                Amendment No. 2 to Registration Statement on Form S-1
                Filed February 13, 2015
                File No. 333-193211

Dear Ms. Tu:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary - Our Business, page 3

1. We note your response to comments 6 and 23. Please disclose why you believe that you are not an "offshore special purpose company" under PRC regulations and clarify why you have included risk factors and other disclosure throughout the filing regarding the PRC regulations in connection with the CSRC, SAFE, and SAIC. Please also tell us what consideration you gave to including an opinion by PRC counsel regarding your beliefs about the current PRC laws and regulations on page 30.

Certain Relationships and Related Transactions, page 34

2. We note your response to comment 24. Please disclose how the $52 per ton average ore price paid to Xinzhou Gold was determined and identify the persons making the determination and their relationship, if any, with the company. If the assets were acquired

by your promoters within two years prior to their transfer to the company, also state the cost thereof to the promoters. See Item 404(c)(1)(ii) of Regulation S-K.

Restriction on Foreign Ownership, page 28

3. It appears that the PRC's Ministry of Finance (MOFCOM) recently published a draft law regarding changes to foreign ownership restrictions. Please revise to identify any material effects on your current or planned operations or advise us why you believe the proposed changes would not have a material effect given your structure and ownership.

Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies, pages F-6 and F-19

4. We read your response to comment 29 and note you have added disclosure that at December 31, 2013, the average costs of inventories were significantly below their net realizable values and you therefore wrote down your inventory to net realizable values. Please explain to us how you wrote down to net realizable value if net realizable value was above the average costs or revise your disclosure, if appropriate.

You may contact Blaise Rhodes at (202) 551-3774 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at (202) 551-3713 or James Lopez at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director

cc: Wayne Chiang, Esq.
        Chiang Law Office, P.C.